Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des sociétés LCSA requérantes	Corporation number(s) / Numéro(s) de la ou des sociétés
13994384 CANADA INC.	**1399438-4**
Points.com Inc.	**1361236-8**

I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the *Canada Business Corporations Act*.

JE CERTIFIE que l'arrangement mentionné dans les clauses d'arrangement annexées a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Hantz Prosper

Director / Directeur

2022-06-30

Date of Arrangement (YYYY-MM-DD)
Date de l'arrangement (AAAA-MM-JJ)

Canada

DocuSign Envelope ID: F6EBDC83-E626-4A6D-AA37-9D89079CF218

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 14.1
ARTICLES OF ARRANGEMENT
(Section 192)

1- Name of the applicant corporation(s)	Corporation number
Points.com Inc. 13994384 CANADA INC.	1361236-8 1399438-4

2 - Name of the corporation(s) the articles of which are amended, if applicable	Corporation number
Not applicable.	

3 - Name of the corporation(s) created by amalgamation, if applicable	Corporation number
Not applicable.	

4 - Name of the dissolved corporation(s), if applicable	Corporation number
Not applicable.	

5 - Name of the other bodies corporate involved, if applicable	Corporation number or jurisdiction
Not applicable.	

6 - In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected.

In accordance with the plan of arrangement,

☐ a. the articles of the corporation(s) indicated in item 2, are amended.
If the amendment includes a name change, indicate the change below:

☐ b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations include the corporation number):

☐ c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved:

7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations.

Signature: DocuSigned by: Erick Georgiou

Print name: Erick Georgiou

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3189E (2020/01) Page 1 of 2

#00005

Canada

June 30, 2022

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

Court File No. CV-22-00681220-00CL
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST

THE HONOURABLE	)	MONDAY, THE 27TH DAY
)
MADAM JUSTICE KIMMEL	)	OF JUNE, 2022

B E T W E E N:

IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF Rules 14.05(2) and 14.05(3)(f) of the Rules of Civil Procedure R.R.O. 1990, Reg. 194, as amended

AND IN THE MATTER OF a proposed arrangement involving Points.com Inc. and 13994384 Canada Inc.

POINTS.COM INC. and 13994384 CANADA INC.

Applicants

FINAL ORDER

THIS APPLICATION, made by the Applicants, Points.com Inc. ("Points" or the "Company") and 13994384 Canada Inc. (the "Purchaser"), pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the "CBCA") for an Order approving a proposed plan of arrangement (the "Arrangement") was heard this day by judicial videoconference via Zoom.

ON READING , the Notice of Application issued on May 16, 2022, the Affidavit of Christopher John Douglas Barnard, sworn May 18, 2022, the Supplementary Affidavit of Christopher John Douglas Barnard sworn on June 23, 2022, together with the exhibits thereto, and the Interim Order of Madam Justice Kimmel dated May 20, 2022, and

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

ON HEARING the submissions of counsel for Points and counsel for the Purchaser, and on being advised that the Director appointed under the CBCA does not consider it necessary to appear on this application, no one appearing for any other person, including any shareholder of Points, and having determined that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this Order, is an arrangement for the purposes of section 192 of the CBCA, and is fair and reasonable in accordance with the requirements of that section,

1. THIS COURT ORDERS that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this Order, shall be and is hereby approved.

2. THIS COURT ORDERS that the Applicants shall be entitled to seek leave to vary this order upon such terms upon giving such notice as this court may direct, to seek the advice and directions of this court as to the implementation of this order, and to apply for such further order or orders as may be appropriate.

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

a) Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made to the Plan of Arrangement in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated as of May 6, 2022 among the Purchaser and the Corporation (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Montreal, Québec.

"CBCA" means the Canada Business Corporations Act.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

"Consideration" means the consideration to be received by the Shareholders pursuant to this Plan of Arrangement, consisting of US$25.00 in cash per Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.11 of the Arrangement Agreement.

"Corporation" means Points.com Inc., a corporation existing under the laws of Canada.

"Corporation 2016 Stock Option Plan" means the stock option plan of the Corporation dated March 2, 2016, as amended on November 13, 2019.

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

"Corporation Employee Share Unit Plan" means the employee share unit plan of the Corporation dated March 7, 2012, as amended on November 6, 2013.

"Corporation Legacy Stock Option Plan" means the stock option plan of the Corporation dated January 17, 2000, as amended from time to time.

"Court" means the Ontario Superior Court of Justice (Commercial List).

"Depositary" means, in its capacity as depositary for the Arrangement, such Person as the Corporation and the Purchaser agree to engage as depositary for the Arrangement.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Rights" has the meaning specified in 3.a).

"Dissenting Holder" means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

"DRS Advice" has the meaning specified in 4.a)ii).

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing.

"Exchanges" means the Toronto Stock Exchange and the NASDAQ Capital Market.

"Final Order" means the final order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.

"Governmental Entity" means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision, agent or authority of any of the foregoing; (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any Securities Authority or stock exchange, including the Exchanges.

"Incentive Plans" means (a) the Corporation 2016 Stock Option Plan, (b) the Corporation Employee Share Unit Plan and (c) the Corporation Legacy Stock Option Plan.

"Incentive Securities" means, collectively, the Performance Options, the PSUs and the RSUs.

"Interim Order" means the interim order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

"Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

"Letter of Transmittal" means the letter of transmittal sent to the Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Meeting" means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

"Parties" means the Corporation and the Purchaser and "Party" means any one of them.

"Performance Options" means all outstanding options to purchase Shares issued pursuant to the Corporation 2016 Stock Option Plan which are subject to performance conditions, including the Vested Performance Options and the Unvested Performance Options.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"PSUs" means all outstanding performance share units issued under the Corporation Employee Share Unit Plan.

"Purchaser" means 13994384 Canada Inc., a corporation existing under the laws of Canada or, in accordance with Section 8.12 of the Arrangement Agreement, any of its successors or permitted assigns.

"RSUs" means all outstanding restricted share units issued under the Corporation Employee Share Unit Plan.

"Securities Authority" means the OSC, the SEC and any other applicable securities commissions or securities regulatory authority of a province, state or territory of Canada or the United States, including the Exchanges.

"Securityholders" means, collectively, the Shareholders and the holders of Incentive Securities.

"Settled Share Units" has the meaning ascribed thereto in 2.c)iv).

"Share Purchase Trust" means the trust established by the employee benefit plan trust agreement dated March 27, 2012 between the Corporation and Computershare Trust Company of Canada for purposes of acquiring and holding Shares in furtherance of settlement of RSUs and PSUs under the Corporation Employee Share Unit Plan.

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

"Shareholders" means the registered or beneficial holders of the Shares, as the context requires.

"Shares" means the common shares in the share capital of the Corporation.

"Trust Shares" has the meaning ascribed thereto in 2.c)iv).

"Unvested Performance Options" means all outstanding unvested Performance Options.

"US Equivalent" means, in respect of Vested Performance Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is one (1) Business Day immediately preceding the Effective Date.

"Vested Performance Options" means all outstanding vested Performance Options.

"Tax Act" means the Income Tax Act (Canada).

b) Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

i) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

ii) Currency. All references to U.S. dollars or to US$ are references to United States dollars. All references to dollars or to $ are references to Canadian dollars.

iii) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

iv) Certain Phrases and References, etc. The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) unless stated otherwise, "Article" and "Section", followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms "Plan of Arrangement", "hereof", "herein" and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

v) Statutes. Any reference to a Law refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

vi) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

vii) Date for Any Action. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

viii) Time References. References to time are to local time, Toronto, Ontario.

2.

THE ARRANGEMENT

a) Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

b) Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Corporation, all Shareholders (including Dissenting Holders), all holders of Incentive Securities, the trustee under the Share Purchase Trust and the Share Purchase Trust, the registrar and transfer agent of the Corporation, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

c) Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective at five minute intervals starting at the Effective Time:

i) each Vested Performance Option shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and surrendered by such holder to the Corporation in exchange for, in respect of each Vested Performance Option for which the Consideration exceeds the exercise price, an amount in cash from the Corporation equal to the Consideration less the applicable exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) in respect of such Vested Performance Option, less any applicable withholdings pursuant to c), and such Vested Performance Option shall immediately be cancelled. For greater certainty, where the exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) of any Vested Performance Option is greater than or equal to the Consideration, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Vested Performance Option the Consideration or any other amount in respect of such Vested Performance Option, and the Vested Performance Option shall be immediately cancelled;

ii) each Unvested Performance Option shall, without any further action by or on behalf of the holder thereof, immediately be cancelled;

iii) each unvested RSU and PSU shall, notwithstanding the terms of any Incentive Plan or any award or similar agreement pursuant to which any Incentive Securities were granted or awarded, as applicable, be deemed to have been vested;

iv) an aggregate number of RSUs and PSUs equal to the number of Shares held in the Share Purchase Trust (the "Settled Share Units"), if any, shall be settled in exchange for one Share (all such Shares delivered in settlement, the "Trust Shares") for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Corporation, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding in accordance with c)) and each such Settled Share Unit shall be immediately cancelled; provided that the aggregate number of RSUs and PSUs to be so settled shall be allocated between RSUs and PSUs, and among holders, pro rata based on the number of RSUs and/or PSUs held by each holder relative to the aggregate number of RSUs and PSUs outstanding immediately prior to such settlement;

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

v) each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration, and in connection therewith: (A) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall thereupon be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Corporation to be held on behalf of the applicable holders and paid to such holders in accordance with 4.a)iii) (subject to any withholding in accordance with c))), (B) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the amount determined in accordance with this 2.c)v), and (C) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

vi) each RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units settled in accordance with 2.c)iv)) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation in exchange for an amount in cash from the Corporation equal to the Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with 4.a)iii) less any applicable withholdings pursuant to c), and each such RSU and PSU shall immediately be cancelled; for greater certainty following this step: (i) each former holder of Incentive Securities shall have ceased to be a holder of such Incentive Securities, (ii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iii) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to this 2.c), at the time and in the manner specified in this Plan;

vii) each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser, and:

(i) such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares by the Purchaser in accordance with 3.a);

(ii) such Dissenting Holder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(iii) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

viii) concurrently with step vii) above, each outstanding Share (for greater certainty, other than the Trust Shares or Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to c), and:

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

(i) the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of such outstanding Shares, shall thereupon be held by the Depositary as agent for and on behalf of the former holders of such Shares, to be paid to such holders following the completion of the Plan of Arrangement in accordance with 4.a);

(iii) such holder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(iv) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

3.
DISSENT RIGHTS

a) Dissent Rights

(1) Registered holders of Shares may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, the Final Order and this 3.a), provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by Corporation at its registered office no later than 10:00 a.m. (local time in place of receipt) two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2) Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Shares held by such holder to the Purchaser, as provided in 2.c)vii), and if such holder:

(i) is ultimately entitled to be paid fair value for such Shares, shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(ii) is ultimately not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under 2.c)vii)(iii) hereof, less any applicable withholdings.

b) Recognition of Dissenting Holders

i) In no case shall the Corporation, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

ii) In no case shall the Corporation, the Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the Effective Time.

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

iii) Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under a) hereof, less any applicable withholdings.

iv) In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities), and (b) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution.

4.
CERTIFICATES AND PAYMENTS

a) Payment of Consideration

i) Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or arrange to be deposited, for the benefit of Shareholders, cash with the Depositary in the aggregate amount as is required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of any applicable withholdings for the benefit of the Shareholders.

ii) Upon surrender to the Depositary of a direct registration statement (DRS) advice (a "DRS Advice") or a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to 2.c)viii), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered DRS Advice or certificate shall, upon the effectiveness of 2.c)viii), be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to c), and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

iii) As soon as practicable after the Effective Time, the Purchaser shall cause the Corporation, or the relevant Subsidiary of the Corporation, to deliver to each former holder of Vested Performance Options, Trust Shares, RSUs and PSUs (in accordance with 2.c)i), 2.c)iv), 2.c)v), and 2.c)vi), as applicable), the cash payment, if any, net of applicable withholdings pursuant to c), that such holder is entitled to receive under this Plan of Arrangement (including, for greater certainty, amounts that such holder is entitled to receive in respect of Shares sold pursuant to 2.c)v)), either

(i) pursuant to the normal payroll practices and procedures of the Corporation, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Corporation is not practicable for any such holder, by cheque (delivered to the address of such holder of Vested Performance Options, Trust Shares, RSUs or PSUs, as reflected on the register maintained by or on behalf of the Corporation in respect of the Vested Performance Options, RSUs and PSUs). Notwithstanding that amounts under this Plan of Arrangement may be calculated in U.S. dollars or Canadian dollars, the Corporation is entitled to make the payments contemplated in this 4.a)iii) in the applicable currency in respect of which the Corporation customarily makes payment to such holder by using the applicable Bank of Canada exchange rate in effect on the date that is one (1) Business Day immediately preceding the Effective Date.

iv) Until surrendered as contemplated by this a), each DRS Advice or certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated in this a), less any amounts withheld pursuant to c). Any such DRS Advice or certificate formerly representing Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Corporation or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

v) Any payment made by the Depositary (or the Corporation or any of its Subsidiaries, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares and the Vested Performance Options, RSUs and PSUs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

vi) No holder of Shares (including Trust Shares) or Vested Performance Options, RSUs and PSUs shall be entitled (following the completion of the Plan of Arrangement) to receive any consideration with respect to such Shares (including Trust Shares) or Vested Performance Options, RSUs and PSUs other than the cash payment, if any, which such holder is entitled to receive in accordance with c) and this a) and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Corporation with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares.

b) Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares maintained by or on behalf of the Corporation, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such amount as the Purchaser may direct, or otherwise indemnify the Corporation, the Depositary and the Purchaser in a manner satisfactory to the Corporation, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Corporation, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

c) Withholding Rights

Each of the Purchaser, the Corporation, the Share Purchase Trust and the Depositary shall be entitled to deduct and withhold from any amount payable or property deliverable to any Person under this Plan of Arrangement, such amounts as the Corporation, the Purchaser, the Share Purchase Trust or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law and shall remit such deduction and withholding to the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

d) Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent (US$0.01). All calculations and determinations made in good faith by the Corporation, the Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

e) Interest

Under no circumstances shall interest accrue or be paid by the Corporation, the Purchaser, the Depositary or any other Person to Securityholders or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement in respect of Shares (including Trust Shares), or holders of Vested Performance Options, RSUs or PSUs, regardless of any delay in making any payment contemplated hereunder.

f) No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

g) Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares (including Trust Shares) and Incentive Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Shares (including Trust Shares) and Incentive Securities, the Corporation, the Purchaser, the trustee under the Share Purchase Trust, the Share Purchase Trust, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares (including Trust Shares) or Incentive Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

5.
AMENDMENTS

a) Amendments

i) The Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Corporation and the Purchaser, each acting reasonably, and (c) be filed with the Court and, if made following the Meeting, approved by the Court.

ii) Notwithstanding 5.a)i), the Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Securityholders, provided that each such amendment, modification and/or supplement

(a) must concern a matter which, in the reasonable opinion of each of the Corporation and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Securityholders.

iii) Subject to 5.a)ii), any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Corporation or the Purchaser at any time prior to or at the Meeting (provided that the Corporation or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

iv) Subject to 5.a)ii), the Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Shareholders.

b) Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.

FURTHER ASSURANCES

a) Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Electronically issued / Délivré par voie électronique : 28-Jun-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00681220-00CL

IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended

POINTS.COM INC. and 13994384 CANADA INC.

Applicants
Court File No. CV-22-00681220-00CL

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST PROCEEDING COMMENCED AT TORONTO

FINAL ORDER

DAVIES WARD PHILLIPS & VINEBERG LLP
155 Wellington Street West
Toronto, ON M5V 3J7
Tel: 416.863.0900
Lawyers for the Applicant, Points.com Inc.

STIKEMAN ELLIOTT LLP
5300 Commerce Court West
199 Bay Street Toronto ON M5L 1B9
Tel: 416.869.5300
Lawyers for the Applicant, 13994384 Canada Inc.